I, Roberta Lowe, certify that the financial statements of Blossoms Events and Catering, LLC included in this form are true and complete in all material respects.

Signature: _*Roberta Lowe*_

Date: __12/20/21_____

Name: Roberta Lowe
Title: Founder, Manager and CEO of Blossoms Events and Catering, LLC